Exhibit 12
ADVANTA CORP. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Six Months Ended
	June 30,		June 30,
($ in thousands)	2008	2007	2008	2007

Income from continuing operations	$4,015	$22,712	$22,377	$44,160
Income tax expense	3,461	13,933	14,789	27,761

Earnings before income taxes	7,476	36,645	37,166	71,921
Fixed charges:
Interest on debt, deposits and other borrowings	27,720	21,316	53,547	41,561
Interest on subordinated debt payable to preferred securities trust	2,317	2,317	4,634	4,634
One-third of all rentals	469	457	936	931

Total fixed charges	30,506	24,090	59,117	47,126

Earnings before income taxes and fixed charges	$37,982	$60,735	$96,283	$119,047
Ratio of earnings to fixed charges(1)	1.25x	2.52x	1.63x	2.53x

(1)	For purposes of computing these ratios, “earnings” represent income before income taxes plus fixed charges. “Fixed charges” consist of interest expense and one-third (the portion deemed representative of the interest factor) of rental expense on operating leases. Fixed charges do not include interest expense related to unrecognized tax benefits, which we classify as income tax expense.